UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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Santiago, Chile, April 16, 2019 –Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informs that today the Extraordinary Board of Directors of SQM approved to amend the SQM Board Protocol for the presentation and use of sensitive information:

SQM Board Protocol for the presentation and use of sensitive information

1)	Background

a)	On July 26, 2017, the Board of Directors of Sociedad Química y Minera de Chile S.A. (respectively the "Board of Directors" and "the Company") approved a list of the main competitors, suppliers and customers of the Company, where Tianqi Lithium Corporation ("Tianqi") was included as a competitor of the Company.

b)	In May 2018, Tianqi and Nutrien Ltd. announced that Tianqi agreed to acquire from Nutrien Ltd. the amount of 62,556,568 Series A shares of the Company, which corresponds to approximately 23.77% of the total shares issued by the Company.

c)	On August 27, 2018, Tianqi and the Chilean National Economic Prosecutor Office (the "FNE") signed an out-of-court settlement (the "Agreement"), pursuant to which the FNE sought to implement behavioral measures in order to (i) maintain the competitive conditions of the lithium market, (ii) mitigate the risks described in the Agreement and (iii) limit the possibility of accessing certain information related to the Company and its subsidiaries, which is defined as sensitive under the Agreement (the "Sensitive Information")[1] by Tianqi (the "Purpose").

d)	The Antitrust Court (the "TDLC") approved the Agreement by resolution of October 4, 2018, which was finalized on October 30, 2018. In Agreement approval process, the Company expressed its concerns to the TDLC regarding the measures described in the Agreement as (i) not effectively resolving the risks that Tianqi and the FNE wanted to mitigate, (ii) not being correctly oriented to avoid the access to Sensitive Information that, could damage the Company and the correct functioning of the market when in the possession of a competitor, and (iii) contradicting Law 18,046 on Corporations (the "Corporations Act") and other regulatory bodies applicable to the Company.

e)	On December 5, 2018, the Company learned that Inversiones TLC SpA, a subsidiary of Tianqi Lithium Corporation, acquired 62,556,568 Series A shares of the Company, representing approximately 23.77% of the total shares issued by the Company (the "Acquisition"). Before the Acquisition, and after the approval of the Agreement by the TDLC, the Board of Directors had deemed it necessary to adopt measures aimed at achieving the Purpose, avoiding greater points of contact between the Sensitive Information and Tianqi, in a complementary manner, and not contradictory with the Agreement.

1 Under the Agreement, "Sensitive Information" is defined as SQM's Commercially Sensitive Information in SQM’s Lithium Business, specifically related to its strategic information regarding production quantities, inventory policies, investments, technologies, know how, sales contracts, pricing policies, patents, new exploitation, refining or expansion projects, new businesses, costs and other competitive strategic variables, whether communicated by any means or contained in internal summaries, minutes, presentations, agreements or other documents. In turn, SQM's Lithium Business is defined in the Agreement as present or future business related to the lithium industry, such as the current or future production, processing, marketing and/or distribution of brine, lithium carbonate, hydroxide of lithium and any other lithium compound produced by SQM and / or the companies controlled by said company or on which it exercises a Decisive Influence. Finally, a Decisive Influence is defined in the Agreement as the ability of a person or entity to determine or influence the administration and competitive decisions of another under the terms of letter b) of article 47 of Decree Law No. 211 and in accordance with terms indicated by the FNE in the Competition Guide.

f)	In consideration of the foregoing, on January 23, 2019, the Board of Directors unanimously resolved to adopt, the following protocol on the presentation and use of information in the Board of Directors, in the committees of the Board of Directors and in the Boards of Directors of Company’s subsidiaries (the "Protocol"). This information was published the with Commission for Financial Markets (Comisión para el Mercado Financiero, “CMF”) the same day it was approved.

g)	On March 14th, 2019, the CMF ordered the company to adopt certain measurements to adjust the Protocol to the provisions of the Corporations Act. In particular, and within other matters, the CMF expressed that (i) the restrictions by objective that the Sensitive Information can only be known by the members of the lithium committee do not meet to the established in the subsection 2° of the article 39 of the Corporations Act (ii) that the delegation made by the Board to the lithium committee, in no case, can limit the correct performance of the Board Directors’ duties or limit the right to access the information on everything related to the performance of the Company and (iii) that the prior agreement of the Board set forth in the Protocol gives powers to a committee with access to information that would not be available to all Board members, which could result in generating lack of knowledge related to the Company´s performance in its administration body and make it impossible to comply with its duties in accordance with the established in the article 41 of the Corporations Act. Likewise, the CMF indicated that the measures must be communicated to it as soon as they are agreed upon by the Board of Directors and prior to the date on which the next ordinary meeting of shareholders takes place.

h)	Considering that it is publicly known that the next Annual General Shareholders’ Meeting will be on April 25, 2019, and that at this meeting Tianqi will designate three Board members, the Board met to review the CMF comments, and implement the necessary measures within the required time frame, and approve a new version of the Protocol as indicated below.

i)	The above considers that the current Board has the expectation to review the Protocol again once the new Board has been elected at the next Annual General Shareholders’ Meeting when three directors are designated by Tianqi, when the new Board directors will have the opportunity to propose modifications to the Protocol, which are believed to be necessary or adequate for the protection of sensitive information.

II. Protocol

1. Managing of information in the Board of Directors

1.1	The Board of Directors has defined that the directors and senior executives of the Company have the duty and responsibility to cooperate with the fulfillment of the Purpose, subject to compliance with the Corporations Act and other applicable regulations.

1.2	According to the Corporations Act, all of the Company’s Directors, including those nominated or elected by a Competitor Shareholder, have the right to receive all Company information without restrictions. Every Director request to the Company for Sensitive Information, that is not made within a Board meeting, must be made in writing to the CEO of the Company.

1.3	For the purposes of section 1.2 above, a "Competitor Shareholder" is understood to be one who has been identified as a competitor of the Company in the lithium business, by any of the following persons or entities: (i) the shareholder himself, (ii) the Board of Directors, (iii) the FNE, the TDLC or any other antitrust authority that exercises jurisdiction over the Company or said shareholder, or (iv) the Agreement or any other instrument that modifies or replaces it.

2. Board of Directors of Subsidiaries

2.1	The Board of Directors does not contemplate making changes in the manner in which the boards of the Company's subsidiaries are carried out and structured.

2.2	The directors of the Company can attend the meetings of the boards of the Company's subsidiaries with the right to comment and will have the access to the books and records of said subsidiaries.

2.3	The Board of Directors agrees to authorize the full exchange of information between its subsidiaries SQM Salar S.A. and SQM Potasio S.A., in order to allow the executives of the Company and the board directors of both subsidiaries to have consolidated and detailed information of their businesses, for their best management and in the best interest of the Company, in accordance with the guidelines established by the Board from time to time.

3. Right to Information

3.1	The directors of the Company have the right to be fully informed by the CEO, of everything related to the Company performance at any time in a documented manner.

3.2	The CEO cannot deny Sensitive Information to a director, nor information that has been treated or known in the Committee or in subsidiaries of the Company, unless this is required by the FNE, TDLC, CMF, or any other governmental or judicial authority with the legal power to request such information.

4. Incident Reports

Given the risks identified by the FNE with respect to the Acquisition, any director, senior executive or employee of the Company is obliged to inform the CEO and the Compliance Officer of the Company about any breach of this Protocol or the Agreement as soon as reasonably possible.

5. Deferred Term and Modifications

5.1	The term of the present Protocol shall be indefinite starting from the time when the next Annual General Shareholders’ Meeting of the Company is concluded.

5.2	This Protocol can be modified or dissolved at any time by the Board of Directors, according to its discretion. If this happens, it will be communicated as outlined in section 6.

6. Communication

The Board of Directors agreed that this Protocol is (i) informed as an essential fact to the Commission for the Financial Markets, (ii) informed to the Head of the FNE Antitrust Division, (iii) informed and distributed to each of the Vice Presidencies and management of the Company and its subsidiaries, and (iv) published immediately on the Company's website www.sqm.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: April 16, 2019	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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